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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

April 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:  Celeste M. Murphy, Legal Branch Chief

Re:	China Networks International Holdings Ltd.
Registration Statement on Form S-4
Filed January 30, 2009
File No. 333-257026

Alyst Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 30, 2009
File No. 001-33563

Dear Ms. Murphy:

On behalf of our clients, China Networks International Holdings Ltd. and Alyst Acquisition Corp. (together, the “Companies”), we respectfully submit to the staff of the Commission the Companies’ response to comment 20 contained in the letter from the Commission, dated February 27, 2009, with respect to the above-referenced filings.  Such response is submitted to the staff following the telephonic discussion today between Kyle Moffat of the staff and James Aspromonti of Marcus & Kliegman LLP, the Companies’ auditors.  Should the staff have questions regarding the content of this response, we encourage the staff to contact Mr. Aspromonti directly at +1-631-414-4220, or by email at james.aspromonti@mkllp.com.

Comment No. 20:  Please provide us with your detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS 141(R) supporting your conclusion that Alyst is the acquiring entity for accounting purposes. Revise your disclosures accordingly.

Response to Comment 20:

Reference is made to our response to Comment 21 in which the Companies inform the Staff that they have revised the accounting to apply the standards of SFAS No. 141 to the Business Combination. Based upon the following analysis, the Companies have determined that Alyst (CN Holdings) is the accounting acquirer in the proposed merger between Alyst (CN Holdings) and China Networks Media in accordance with SFAS No. 141 and related interpretations and guidance. Therefore, the Companies have accounted for this transaction as a forward merger.

U.S. practice conducted through McDermott Will & Emery LLP.
28 State Street Boston Massachusetts 02109-1775  Telephone: +1 617 535 4000  Facsimile: +1 617 535 3800   www.mwe.com

U.S. Securities and Exchange Commission
Attention:  Celeste M. Murphy, Legal Branch Chief
April 14, 2009

Alyst Background

Alyst was incorporated in Delaware on August 16, 2006 and consummated an initial public offering (“IPO”) on June 29, 2007 for the purpose of using the proceeds from the IPO to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business.

Accounting Guidance

SFAS No. 141 is the applicable literature for the accounting for business combinations prior to the effective date of SFAS 141R. In accordance with SFAS No. 141, the purchase method of accounting for a business combination requires the identification of the acquiring entity. When a business combination is effected solely through the use of cash and/or other assets or by incurring liabilities, the entity that distributes the cash and/or other assets or incurs liabilities is generally the acquiring entity. However, when a business combination is effected through the exchange of equity interest, it is sometimes not clear which entity is the accounting acquirer. Commonly, the acquiring entity is the larger entity.  However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one.

SFAS No. 141 eliminated the presumption that was included in prior guidance for business combinations that the acquiring entity is the former shareholder group that retains or receives the larger portion of the voting common stock in the combined entity. Under SFAS No. 141, all pertinent facts must be considered in determining the accounting acquirer. The Staff has stated that the evaluation of the accounting acquirer should entail a qualitative and quantitative analysis of the factors that are specified in SFAS No. 141, paragraph 17. The Staff cites several of the factors specified in SFAS No. 141. Summarized below are the relevant factors A. through E. included in SFAS No. 141, paragraph 17, followed by management’s position and conclusion with respect to each factor.

A.  The relative voting rights in the combined entity after the combination, along with any unusual or special voting arrangements and options, warrants, or convertible securities.

Alyst (through CN Holdings) initially will issue approximately 2.9 million shares of stock and pay $17 million in cash as consideration for China Networks Media, excluding any potential contingent consideration. The former China Networks Media members ownership in the combined entity after the Business Combination will represent approximately 13.1% of the outstanding common equity and such holders will have voting rights with respect to the ownership. The current Alyst shareholders will hold approximately 86.9% of the equity of the combined entity after the transaction and will have voting rights with respect to their ownership. This represents a differential of 73.8% in favor of the Alyst shareholders. If the holders of 30% (less one share) of Alyst shareholders seek conversion, the former China Networks Media members would own approximately 16.8% of the outstanding shares of common stock compared to 83.2% of Alyst shareholders, a differential of 66.4% in favor of the Alyst shareholders.

U.S. Securities and Exchange Commission
Attention:  Celeste M. Murphy, Legal Branch Chief
April 14, 2009

The above percentages include the effect of the exercise of the outstanding Alyst founder warrants (issuable on cashless exercise basis) and warrants issued in the IPO.

Evaluation: It is more likely than not that Alyst will be the accounting acquirer. The differential is significant at a range of 73.8% (no conversion) to 66.4% (maximum conversion) and it is more likely than not that the contingent consideration will not be earned. Even under the assumption that all contingent consideration were to be earned over the contractual three-year period, current Alyst shareholders would hold 61.6% and 54.6%, no conversion and maximum conversion, respectively, as compared to the China Networks Media’s shareholders who would hold 38.4% and 45.4%, no conversion and maximum conversion, respectively.

B.  The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest.

After the merger, former China Networks Media shareholders will own approximately 13.1% of the common equity of the combined entity and the former Alyst shareholders will own approximately 86.9% of the combined entity. The Alyst founding group will own 11.0%, public shareholders 75.9% and the China Networks Media shareholders 13.1%.  As of March 31, 2009, the non-insider Alyst public shareholders includes nine investors  which control in the aggregate 47.1% of all post-merger shares excluding warrants and 27.1% including all warrants outstanding.  The single largest holder controls  10.8% and 6.25%, respectively, and the smallest 2.4% and 1.4%, respectively.

To the extent however, that a substantial fraction of the public shareholders elect to convert by voting against the merger and having their shares redeemed, this would reduce or dilute the public ownership and thus the Alyst ownership and potentially increase the voting percentage of the minority group. We are unable to predict the actual results that will occur. If maximum conversion does occur, which would represent 2,413,319 converting shares, than the original Alyst shareholders would still control 85.3% and the China Networks Media’s shareholders would control 14.7%.

U.S. Securities and Exchange Commission
Attention:  Celeste M. Murphy, Legal Branch Chief
April 14, 2009

Thus, considering the ownership of the China Networks Media minority group separately and as a whole, and comparing this to the Alyst minority group, and assuming no other significant groups arise or exist by the transaction closing, the China Networks Media minority ownership groups are expected to hold a disproportionate ownership percentage compared to any other single ownership group after the transaction. However, this China Networks Media shareholders’ minority interest is not considered to be dominant because of the character of the public shareholder group in combination with the founders group. The public shares are held by a relatively concentrated group of investors who were introduced into the transaction principally in association with the Alyst founders prior to and at the time of the IPO. Alyst founders only require the voting support of one or two of these larger shareholders, when combined with Alyst’s voting block, would exceed the China Networks Media minority voting position. Alyst founders will have substantial influence within these groups. The significant minority position of the China Networks Media shareholders does not appear to be dominant. There are no contractual voting commitments that would favor these minority interest holders.

Evaluation: Alyst is the accounting acquirer.

C.  The composition of the governing body such as the board of directors.

The size of the board of directors of the combined company after the merger is expected to be seven members. Of the seven member board of directors of the combined entity, four members will be independent directors of which two would be initially appointed by China Networks Media and two independent directors appointed by Alyst. Two members would be China Networks Media initial members (not independent) and one Alyst.  China Networks Media would designate the Board chairperson. Thus China Networks Media interests would initially control 4 members and Alyst 3. Such a majority will place China Networks Media nominees in a position to establish company strategy and control board of director group votes. While the board is divided into classes with one, two and three year staggered terms, election of directors at each shareholders meeting is by majority vote of the common shareholders. See discussion A. above. Thus the composition of the Board would be subject to change by a shareholder vote based upon the shareholder ownership mix at closing. Consequently China Networks Media’s control could be considered temporary. This composition cannot be assured, however, at the time of a post-merger prospective shareholder vote.

Evaluation: China Networks Media is the accounting acquirer.

D.  The composition of senior management.

After completion of the merger, the executive management team of the combined entity will initially consist of Mike Weksel (Alyst) as corporate CFO and member of the Board of Directors and Li Shuangqing (CN Networks) will be CEO and a member of the Board of Directors of the combined entity. It is most likely that Mr. Li will control the day to day operations of joint ventures, although Mr. Weksel will have significant influence.

U.S. Securities and Exchange Commission
Attention:  Celeste M. Murphy, Legal Branch Chief
April 14, 2009

Evaluation: China Networks Media is the accounting acquirer.

E.  Whether a premium is paid over the pre-combination fair value of one of the equity interests of the other combining entity or entities.

Subsequent to entering into the Merger Agreement, China Networks Media acquired the operating JVs for approximately $28.52 million ($21.7 million for Kunming TV Stations and $6.5 million for China Yellow River TV stations). In the China Networks Media audited financial statements for the year ended December 31, 2008 included in the amended filings, substantially all of the purchase price in excess of net operating assets was allocated to program and contractual rights. Alyst will acquire 100% of China Networks Media for consideration of $17 million in cash and approximately 2.9 million ordinary shares of CN Holdings valued at $22.7 million for a total consideration approximating $39.7 million (exclusive of contingent consideration). Therefore Alyst is paying a premium over identifiable assets of approximately $11.2 million, which will be allocated under SFAS No. 141 purchase accounting rules to additional identifiable assets, including intangible assets, if any, and any remainder to goodwill.

Evaluation: Alyst is the accounting acquirer.

Size of Entity

As of December 31, 2008, Alyst (a SPAC) has approximately $65 million in cash, $1 million in accrued liabilities, $19 million in conversion liabilities and $45 million in equity. Operations consisted of development stage operating expenses. China Networks Media (premerger) as of December 31, 2008 has approximately $46.5 million in assets, $46.7 million in all liabilities, $1.3 million non-controlling interest and a $0.7 million deficit. It reported revenues for the acquired operating JVs of $4.3 million and a net loss of $4.6 million.

Conclusion:  Based on the facts and circumstances stated above we believe that this transaction is a forward merger and that Alyst is the accounting acquirer. Alyst’s voting interest is significantly higher; Alyst paid an exchange premium; initial Board control by China Networks Media is greatly mitigated by its short-term nature; Alyst has the ability to gain board control through its voting majority in a short period of time; and the dominance of the Alyst minority group are all factors in support of this conclusion.

U.S. Securities and Exchange Commission
Attention:  Celeste M. Murphy, Legal Branch Chief
April 14, 2009

The factors described above are summarized in the table below:

		Total	Alyst	CN Networks
A.	Voting Rights	100%	86.9%	13.1%
B.	Minority Interests: China Networks Media Alyst founders Alyst IPO holders	13.1% 11.0% 75.9% 100.0%	--- 11.0% 75.9% 86.9%	13.1% --- --- 13.1%
C	Composition of Board	7	3	4
D	Composition of Executive Management	2	CFO 1	CEO 1
E	Premium Paid	$11.2 MM	$11.2 MM	n/a

* * * * * * * *

The Companies advise the staff that they expect the amended filings to be submitted to the Commission during the course of this week, together with the Companies’ response to the remaining comments contained in the Commission’s letter of February 27, 2009.  The Companies appreciate the staff’s continued assistance in connection with the review of the filings.

Respectfully submitted on behalf of the Companies,

McDermott Will & Emery LLP

/s/Barbara A. Jones

cc:	Kathyrn Jacobsen, Staff Accountant, Division of Corporation Finance
Kyle Moffatt, Accountant Branch Chief, Division of Corporation Finance
Michael E. Weksel, Chief Operating Officer & Chief Financial Officer, Alyst Acquisition Corp.; Chief Financial Officer, China Networks Media, Ltd.
James Aspromonti, Marcus & Kliegman LLP